FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Cybin Inc. (the “Company”)
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9
Item 2. Date of Material Change
October 28, 2025
Item 3. News Release
News releases with respect to the material change were disseminated by the Company on October 28 and October 31, 2025 through BusinessWire (collectively, the “News Releases”).
Item 4. Summary of Material Change
On October 28, 2025, the Company announced a registered direct offering of 22,277,750 common shares in the capital of the Company (“Common Shares”) and, in lieu of Common Shares to certain investors, 4,605,500 pre-funded Common Share purchase warrants (“Pre-Funded Warrants”) at a price of US$6.51 per Common Share or Pre-Funded Warrant for aggregate gross proceeds of US$175,009,911.45 (the “Offering”). Each Common Share and each Pre-Funded Warrant was accompanied by 0.35 of one Common Share purchase warrant (each whole warrant, a “Warrant” and together with the Common Shares and Pre-Funded Warrants, the “Securities”). Each Warrant is exercisable to acquire one Common Share at a price of US$8.14 per Common Share at any time prior to the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data from the APPROACH trial of CYB003 in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which can only be exercised if the closing price of the Common Share on NYSE American LLC (the “NYSE American”) is equal to or exceeds US$19.53 per Common Share for any five consecutive trading days. Each Pre-Funded Warrant entitles the holder thereof to acquire one Common Share at a nominal exercise price. The Pre-Funded Warrants do not expire.
Jefferies, TD Cowen, and Cantor acted as joint lead placements agents and Bloom Burton Securities Inc. acted as placement agent for the offering (together the “Agents”).
On October 31, 2025, the Company announced that it had closed the Offering
The Company intends to use the net proceeds from the Offering to repay the Company’s outstanding unsecured convertible debentures held by High Trail Special Situations LLC (“High Trail”), to progress the Company’s CYB003, CYB004 and CYB005 programs, and for working capital and general corporate purposes. The Company delivered notice to High Trail to repay on or about October 31, 2025 the complete outstanding principal balance and a prepayment premium, and High Trail agreed that no conversions would be made after receipt of the notice.

The Securities were offered pursuant to a prospectus supplement dated October 28, 2025 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated September 17, 2025 that was filed with the Ontario Securities Commission. The Prospectus Supplement was also filed with the United States Securities and Exchange Commission, as part of a registration statement on Form F-10, as amended, which became automatically effective on September 17, 2025, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.
Item 5. Full Description of Material Change
See the full text of each of the News Releases attached hereto as Schedules “A” and “B”.
Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
Further information regarding the matters described in this report may be obtained from Greg Cavers, Chief Financial Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601 x715.
Item 9. Date of Report
November 7, 2025.

Schedule “A”

CYBIN ANNOUNCES $175 MILLION REGISTERED DIRECT OFFERING

Funding of Clinical Stage Programs with Participation from Prominent Biotech Investors

Use of Proceeds Includes Repayment of High Trail Convertible Note in Full

TORONTO – October 28, 2025 – Cybin Inc. (Cboe CA: CYBN) (NYSE American: CYBN) (“Cybin” or the “Company”), a breakthrough Phase 3 clinical stage neuropsychiatry company committed to revolutionizing mental healthcare through proprietary drug discovery platforms and innovative delivery systems, is pleased to announce a registered direct offering of 22,277,750 common shares in the capital of the Company (a “Common Share”) and, in lieu of Common Shares to certain investors, pre-funded Common Share purchase warrants (the “Pre-Funded Warrant”) at a price of US$6.51 per Common Share or Pre-Funded Warrant for aggregate gross proceeds of US$175,009,911.45 (the “Offering”).

The financing includes new and existing investors, including Venrock Healthcare Capital Partners, OrbiMed, Point72, Deep Track Capital, Acorn Bioventures, Spruce Street Capital, Squadron Capital Management, Adage Capital Partners LP, Boxer Capital Management, ADAR1 Capital Management, Stonepine Capital Management, Pivotal Bioventure Partners, Ally Bridge Group.

Each Common Share and each Pre-Funded Warrant is accompanied by 0.35 of one Common Share purchase warrant (each whole warrant, a “Warrant” and together with the Common Shares and Pre-Funded Warrants, the “Securities”). Each Warrant will be exercisable to acquire one Common Share at a price of US$8.14 per Common Share at any time prior to the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of CYB003 in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share on NYSE American LLC (the “NYSE American”) is equal to or exceeds US$19.53 per Common Share for any five consecutive trading days.

Each Pre-Funded Warrant will entitle the holder thereof to acquire one Common Share at a nominal exercise price. The Pre-Funded Warrants will not expire.

Jefferies, TD Cowen, and Cantor are acting as joint lead placement agents and Bloom Burton Securities Inc. is acting as a placement agent for the Offering (together, the “Agents”).

The Offering is expected to close on October 31, 2025 or such other date as may be mutually agreed by the Company and each investor. The Offering is subject to market conditions, and other customary conditions, including approval of Cboe Canada Inc. and authorization from NYSE American (the “Exchanges”).
The Company intends to use the net proceeds from the Offering to repay the Company’s outstanding unsecured convertible debentures held by High Trail Special Situations LLC (“High Trail”), to progress the Company’s CYB003, CYB004, and CYB005 programs, and for working capital and general corporate purposes.
The Company has delivered notice to High Trail to prepay on or about October 31, 2025 the complete outstanding principal balance and a prepayment premium, and High Trail has agreed that no conversions will be made after receipt of the notice.
The Company intends to offer the Securities in the United States and certain other jurisdictions, pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated September 17, 2025 (the “Base Shelf Prospectus”). The Prospectus Supplement will be filed in the United States with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, as amended (File No. 333-289139), which became automatically effective on September 17, 2025 (the “Registration Statement”), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. Prior to forming an investment decision, prospective investors should read the Base Shelf Prospectus and the documents incorporated by reference therein, including any marketing materials, which will be available on the Company’s SEDAR+ profile at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov/edgar. Delivery of the Prospectus Supplement and Base Shelf Prospectus and any amendments thereto will be satisfied in accordance with the “access equals delivery” provisions of applicable Canadian securities legislation. Electronic or paper copies of the Prospectus Supplement and Base Shelf Prospectus may be obtained, without charge, by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com, to TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at TDManualrequest@broadridge.com, and to Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
About Cybin
Cybin is a breakthrough Phase 3 clinical-stage neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.
With promising class leading data, Cybin is working to change the mental health treatment landscape through the introduction of novel drugs that provide effective and durable results for patients. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and CYB004, a proprietary deuterated N, N-

dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.
Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, and Ireland.
Cautionary Notes and Forward-Looking Statements
Certain statements in this news release constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (together, “forward-looking statements”). Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding market conditions and the satisfaction of customary closing conditions related to the proposed Offering, the receipt of applicable regulatory approvals, including the approval of the Exchanges, the Company’s intended use of proceeds, the Company’s prepayment of the High Trail convertible debenture, and the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three month period ended June 30, 2025 and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact
Josh Barer
astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com

Schedule “B”

CYBIN ANNOUNCES CLOSING OF $175 MILLION REGISTERED DIRECT OFFERING
TORONTO – October 31, 2025 – Cybin Inc. (Cboe CA: CYBN) (NYSE American: CYBN) (“Cybin” or the “Company”), a breakthrough Phase 3 clinical stage neuropsychiatry company committed to revolutionizing mental healthcare through proprietary drug discovery platforms and innovative delivery systems, is pleased to announce that it has closed its previously announced registered direct offering of 22,277,750 common shares in the capital of the Company (a “Common Share”) and, in lieu of Common Shares to certain investors, 4,605,500 pre-funded Common Share purchase warrants (the “Pre-Funded Warrant”) at a price of US$6.51 per Common Share or Pre-Funded Warrant for aggregate gross proceeds of US$175,009,911.45 (the “Offering”).
The financing includes new and existing investors, including Venrock Healthcare Capital Partners, OrbiMed, Point72, Deep Track Capital, Acorn Bioventures, Spruce Street Capital, Squadron Capital Management, Adage Capital Partners LP, Boxer Capital Management, ADAR1 Capital Management, Stonepine Capital Management, Pivotal Bioventure Partners and Ally Bridge Group.
Each Common Share and each Pre-Funded Warrant is accompanied by 0.35 of one Common Share purchase warrant (each whole warrant, a “Warrant” and together with the Common Shares and Pre-Funded Warrants, the “Securities”). Each Warrant is exercisable to acquire one Common Share at a price of US$8.14 per Common Share at any time prior to the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of CYB003 in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share on NYSE American LLC (the “NYSE American”) is equal to or exceeds US$19.53 per Common Share for any five consecutive trading days.
Each Pre-Funded Warrant entitles the holder thereof to acquire one Common Share at a nominal exercise price. The Pre-Funded Warrants will not expire.
Jefferies, TD Cowen, and Cantor acted as joint lead placement agents and Bloom Burton Securities Inc. acted as a placement agent for the Offering.

The Company intends to use the net proceeds from the Offering to repay the Company’s outstanding unsecured convertible debentures held by High Trail Special Situations LLC (“High Trail”), to progress the Company’s CYB003, CYB004, and CYB005 programs, and for working capital and general corporate purposes.

The Company offered the Securities in the United States and certain other jurisdictions, pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated September 17, 2025 (the “Base Shelf Prospectus”). The Prospectus Supplement was filed in the United States with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, as amended (File No. 333-289139), which became automatically effective on September 17, 2025, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Base Shelf Prospectus and the documents incorporated by reference therein, including any marketing materials, are available on the Company’s SEDAR+ profile at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov/edgar. Copies of the Prospectus Supplement and Base Shelf Prospectus may be obtained, without charge, by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com, to TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at TDManualrequest@broadridge.com, and to Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
About Cybin
Cybin is a breakthrough Phase 3 clinical-stage neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising class leading data, Cybin is working to change the mental health treatment landscape through the introduction of novel drugs that provide effective and durable results for patients. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, and Ireland.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (together, “forward-looking statements”). Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s intended use of proceeds, the Company’s prepayment of the High

Trail convertible debenture, and the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company’s operations; and the risk factors set out in each of the Company’s management’s discussion and analysis for the three month period ended June 30, 2025 and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company’s profile on www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Josh Barer
astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com